
**VIA FACSIMILE AND U.S. MAIL**

July 10, 2007

Mr. Harvey L. Wagner
Vice President, Controller, and Chief Accounting Officer
FirstEnergy Corporation
76 South Main Street
Akron, Ohio  44308

> **Re:    FirstEnergy Corporation, File No. 333-21011**
> **Ohio Edison Company, File No. 1-2578**
> **The Cleveland Electric Illuminating Company, File No. 1-2323**
> **The Toledo Edison Company, File No. 1-3583**
> **Metropolitan Edison Company, File No. 1-446**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed February 28, 2007**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2007**

Dear Mr.Wagner:

        We have reviewed your response dated June 15, 2007 to our comment letter dated June 11, 2007 and have the following additional comment.  Please provide a written response to our comment.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure.  After reviewing this information, we may or may not raise additional comments.

Form 10-K for Fiscal Year Ended December 31, 2006

Consolidated Statements of Cash Flows, page 58

1.      We reviewed your response to comment one in our letter dated June 11, 2007.  In accordance with paragraphs 12 and 13 of SFAS 95, certain items may qualify for net reporting if their turnover is quick, their amounts are large, and their original maturities are three months or less.  Unless your investments meet such criteria, please revise your statements of cash flows in future filings to present purchases of investments and proceeds from the sale of investments on a gross basis.

*    *    *    *

Please respond to this comment within 10 business days or tell us when you will provide us with a response.  Please furnish a letter that keys your response to our comment and provides any requested information.  Detailed response letters greatly facilitate our review.  Please submit your response letter on EDGAR.  Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Staff Accountant Sarah Goldberg at (202) 551-3340 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3344 with any other questions.

Sincerely,


William Thompson
Branch Chief